February 13, 2009

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549
Mail Stop 6010

Attention:  John Hartz, Senior Assistance Chief Accountant

RE:	Casella Waste Systems, Inc.
Form 10-K for the fiscal year ended April 30, 2008
Forms 10-Q for the periods ended July 31, 2008 and October 31, 2008
Schedule 14A filed August 28, 2008
File No. 0-23211

Ladies and Gentlemen:

This letter is submitted in response to the comments contained in a letter dated January 29, 2009 from John Hartz, Senior Assistance Chief Accountant, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. John S. Quinn, Senior Vice President & Chief Financial Officer, Treasurer of Casella Waste Systems, Inc. concerning the above referenced Form 10-K, Forms 10-Q and Schedule 14A (the “Comment Letter”).  In this initial response to the Comment Letter, the Company has responded only to those comments that will be reflected in the upcoming Form 10-Q, which we aim to file in March, as well as the comments that will be reflected in our next Annual Report on Form 10-K.  We will respond to the remaining comments as soon as practicable.  The responses are keyed to the numbering of the comments in the Comment Letter and to the headings used in the Comment Letter.

FORM 10-K FOR THE YEAR ENDED APRIL 30, 2008

General

Comment:

1.                                       Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings.

Response:

Where appropriate, we are setting forth below proposed revisions to the Company’s existing disclosure.  We note, however, that the proposed revisions may change in the future to reflect then current facts, and certain of the disclosures (e.g., Comment 2 below) are entirely a function of then current conditions and so no specific revisions are being proposed in this letter.

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

General

Comment:

2.                                       Please expand MD&A to provide a discussion of recent economic events. We urge you to find ways to provide additional quantitative disclosures that convey to investors the current and ongoing risks that you face due to developments in the current business environment.  We believe that you should provide detailed rather than general disclosures regarding these risks and exposures.  For example, you should discuss the impact the developments in the current business environment could have on your revenues and correspondingly operating income.  You should also discuss whether there are further risks related to the recoverability of your assets, including goodwill and other intangible assets.  Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.

Response:

In future filings, the Company will provide more detailed disclosures with respect to the then current and ongoing risks that it faces due to developments in the business environment including risks to revenues, operating income, current and future cash flows and the recoverability of assets including goodwill and other intangible assets.  The Company will consider providing additional quantitative disclosures that convey to investors the then current and ongoing risks to the extent that it believes it is reasonably and accurately able to do so.

Operating Results, page 37

Comment:

3.                                       Please enhance your disclosure of free cash flow as follows:

•                  state the material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure,

•                  provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities and

•                  clearly describe what you are including in the “other” line item within your reconciliation of net cash provided by operating activities to free cash flow.

See also Question 13 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response:

In future filings we will amend the Management’s Discussion and Analysis disclosure concerning free cash flow to read as follows:

Fiscal Year Ended April 30,
	20XX	20XX
Net cash provided by operating activities	$—	$—
Capital expenditures	—	—
Other(1)	—	—
Free cash flow(2)	$—	$—

(1) Other includes primarily the cash flow impact associated with landfill capping, closure and post-closure liabilities and other non-current assets and non-current liabilities of $XX and $XX, respectively.

(2) Free cash flow is a non-GAAP financial measure provided because certain investors use this information when analyzing the financial position of the solid waste industry, including us, and it assists investors in measuring our ability to meet future capital expenditures, payments on operating lease contracts and working capital requirements.  Free cash flow, as we define it, may not be comparable to similarly titled measures employed by other companies and is not intended to replace “Net cash provided by operating activities”, which is the most comparable GAAP financial measure.  Attainment of our free cash flow target is also one of several metrics used in our incentive compensation calculations.  The presentation of free cash flow has material limitations.  Free cash flow excludes certain expenditures that are required or that we have committed to such as debt service requirements.

Critical Accounting Policies and Estimates, page 39

Asset Impairment, page 41

Comment:

4.                                       In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and intangible assets, please consider disclosing the following in future filings:

•                  The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•                  A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•                  If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Response:

The Critical Accounting Policies and Estimates section of Item 7, Management’s Discussion and Analysis, will be amended in future filings to include the following goodwill disclosure.  The Company has no indefinite lived intangible assets which are subject to impairment testing:

Asset Impairment

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we do not amortize goodwill.  We annually assess goodwill impairment at the end of the fourth quarter of our fiscal year by applying a fair value test.  In the first step of testing for goodwill impairment, we estimate the fair value of each reporting unit, which we have determined to be our geographic operating segments, our waste-to-energy facility Maine Energy and FCR, and compare the fair value with the carrying value of the net assets assigned to each reporting unit.  We test goodwill at this reporting unit level because the business is managed and reported at this level. If the fair value is less than its carrying value, then we would perform a second step and determine the fair value of the goodwill.  In this second step, the fair value of goodwill is determined by deducting the fair value of a reporting unit’s identifiable assets and liabilities from the fair value of the reporting unit as a whole, as if that reporting unit had just been acquired and the purchase price were being initially allocated.  If the fair value of the goodwill is less than its carrying value for a reporting unit, an impairment charge would be recorded to earnings.

To determine the fair value of each of our reporting units as a whole we use discounted cash flow analyses, which require significant assumptions and estimates about the future operations of each reporting unit.  Significant judgments inherent in this analysis include the determination of appropriate discount rates, the amount and timing of expected future cash flows and growth rates.  The cash flows employed in our 20XX discounted cash flow analyses were based on 20XX year financial forecasts developed internally by management.  Our discount rate assumptions are based on an assessment of the Company’s weighted average cost of capital which was approximately XX% in 20XX and XX% in 20XX.  In assessing the reasonableness of our determined fair values of our reporting units, we evaluate our results against our current market capitalization.  Holding all other assumptions constant at the test date, a XX% increase in the discount rate would reduce the discounted cash flows by XX%.  This methodology is consistent with the prior fiscal year testing for goodwill impairment.

In addition, we would evaluate a reporting unit for impairment if events or circumstances change between annual tests indicating a possible impairment.  Examples of such events or circumstances include the following:

•               A significant adverse change in legal status or in the business climate,

•               An adverse action or assessment by a regulator,

•               A more likely than not expectation that a segment or a significant portion thereof will be sold,

•               The testing for recoverability under Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, of a significant asset group within the segment.

Liquidity and Capital Resources, page 50

Comment:

5.                                       We note your credit facility agreement contains covenants that set minimum net worth and interest coverage and leverage ratios, among other restrictions.  It also appears that your senior subordinated notes contains various covenants.  For each class of debt, please ensure that you clearly disclose the specific terms of any material debt covenants and whether you were in compliance with the covenants as of the reporting date.  In addition, if it is reasonably possible that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date.  This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts.  Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response:

We will modify the Liquidity and Capital Resources section of Management’s Discussion and Analysis disclosure in future annual filings to include the specific terms of any material debt covenants.  We will also disclose in interim and annual filings whether we were in compliance with these covenants as of the reporting date.  We propose to modify our disclosure as follows:

The credit facility agreement contains negative covenants that may limit our activities, including covenants that restrict the payment of dividends on common stock.  The credit facility agreement also contains certain financial covenants as detailed below.  We consider the [X] to be our most restrictive covenants as of April 30, 20XX.  As of April 30, 20XX, the Company [was] in compliance with all covenants as follows:

Covenant
Requirements - April
Credit Facility Covenant	April 30, 20XX	30, 20XX(2)
Total Funded Debt / EBITDA(1)	X.XX	X.XX Max.
Senior Funded Debt / EBITDA	X.XX	X.XX Max.
Interest Coverage	X.XX	X.XX Min.
Consolidated Net Worth	$XX,XXX	$XX,XXX Min.
Capital Expenditures	$XX,XXX	$XX,XXX Max.

The senior subordinated note indenture contains covenants that restrict dividends, stock repurchases and other payments, and limits the incurrence of debt and issuance of preferred stock.  As of April 30, 20XX, we [were] in compliance with all covenants.

(1) EBITDA, which is a non-GAAP measure, is calculated for the purposes of the covenant calculations in accordance with the definition in the credit facility agreement and includes certain adjustments which may increase EBITDA.  In this context, EBITDA is used solely to provide information on the extent to which we are in compliance with debt covenants and is not comparable to EBITDA used for other reporting purposes or by other companies.

(2) These covenants change over time in accordance with our credit facility agreement.

Contractual Obligations, page 53

Comment:

6.                                       Please revise your table of contractual obligations to include the payments you are obligated to make under your interest rate swap agreements.  Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.  If you have already included these amounts in the interest obligations line item, please revise your disclosure to clarify this.  Please also disclose any assumptions used to derive estimated payments under interest rate swaps.

Response:

In future filings we will add to a footnote disclosure to the Contractual Obligations table to include the payments we are obligated to make under our interest rate derivative agreements.  We have historically included obligations associated with these agreements in the interest obligations line.  We will also disclose any assumptions used to derive estimated payments under interest rate derivatives.  We propose to add to the footnote disclosure as follows:

Included in interest obligations are obligations associated with interest rate swap agreements amounting to $XX for fiscal year ending April 30, 20XX and $XX for fiscal years ending April 30, 20XX-20XX.  Obligations related to interest rate swap agreements were estimated using the appropriate variable interest index in effect at April 30, 20XX.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 59

Comment:

7.                                       We note that the audit report for your April 30, 2006 financial statements is not signed. Please have your Independent Accountants amend their report to indicate that the report has been signed, as required by Rule 2-02 of Regulation S-X.  Please include Section 302 and 906 certifications that are currently dated in your amended Form 10-K.

Response:

On February 12, 2009, we filed Amendment No. 1 to the Company’s Annual Report on Form 10-K/A for the fiscal year ended April 30, 2008 for the sole purpose of filing a signed report of an Independent Registered Public Accounting Firm.  The version of the report filed on June 20, 2008 accidentally omitted an Independent Registered Public Accounting Firm’s conformed signature.

Consolidated Statements of Cash Flows, page 67

Comment:

8.                                       Please breakout for each period presented the other assets and liabilities line item in the cash provided by operating activities sections into smaller components having more descriptive titles.  Netting of dissimilar gains and losses is not generally appropriate. Netting of cash flows related to asset balances with cash flows related to liability balances is also not generally appropriate.  See SFAS 95.

Response:

In future filings, we will expand the line item details in its Consolidated Statement of Cash Flows based on the net balance sheet changes to Other Assets and Liabilities.  We will no longer net cash flows related to assets balances with cash flows related to liability balances.

Note 1 — Organization and Summary of Significant Accounting Policies, page 68

(h) Property, Plant and Equipment, page 71

Comment:

9.                                       The range of useful lives for your property, plant and equipment is very broad.  Please breakout the machinery and equipment, rolling stock and containers categories into smaller components and disclose the range of useful lives for each revised category.  For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Response:

We will modify Note 1 (h), Property, Plant and Equipment, in future filings to expand asset classification and related useful lives and disclose the types of assets included in each classification as follows:

Property, plant and equipment are recorded at cost, less accumulated depreciation and amortization.  The Company provides for depreciation and amortization using the straight-line method by charges to operations in amounts that allocate the cost of the assets over their estimated useful lives as follows:

Asset Classification	Estimated Useful Life
Buildings	25-30 years
Machinery and equipment	5-10 years
Rolling stock	5-10 years
Containers	5-12 years
Furniture and Fixtures	3-8 years

Building improvements are amortized over a ten year period or the remaining life of the building, whichever is shorter.  Machinery and equipment includes landfill equipment, balers and shredders with useful lives ranging from eight to ten years and maintenance equipment with useful lives ranging from five to ten years.  Rolling stock includes collection vehicles, trailers and automobiles with useful lives ranging from five to ten years.  Containers include steel containers in a variety of sizes ranging from XX and XX cubic yards with estimated useful lives of ten to twelve years.  Containers also include residential carts and recycling bins with useful lives of five to ten years.  The cost of maintenance and repairs is charged to operations as incurred.

(m) Comprehensive (Loss) Income, page 74

Comment:

10.                                 Please disclose the accumulated balances for each component of accumulated other comprehensive income.  You may present this disclosure on the face of your balance sheet, statement of owners’ equity, or in a footnote.  See paragraph 26 of SFAS 130.

Response:

We will modify Note 1 (m), Comprehensive (Loss) Income, in future filings to add the following table to disclose the components of Accumulated Comprehensive (Loss) Income:

	Marketable Securities	Interest Rate Derivatives and Commodity Hedges	Accumulated Other Comprehensive (Loss) Income
Balance at April 30, 20XX	$—	$—	$—
Amounts reclassified into earnings	—	—	—
Changes in fair value	—	—	—
Balance at April 30, 20XX	$—	$—	$—

Note 11 — Commitments and Contingencies, page 87

(a) Leases, page 87

Comment:

11.                                 We note your disclosure that the assets recorded under capital leases have been capitalized and included in property and equipment.  Please disclose the gross amount of assets recorded under capital leases by major classes according to nature or function for each period presented.  See paragraph 16(a)(i) of SFAS 13.

Response:

Please see our response to Comment 12 below.

12.                                 Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases.  Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments.  If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state.  If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Response:

We will modify Note 11 (a), Commitments and Contingencies — Leases, to disclose capital lease amounts included in property, plant and equipment as well as disclosure that future minimum operating lease payments include the effect of adjustments for step rent and/or escalator clauses as follows:

The Company leases real estate, compactors and hauling vehicles under leases that qualify for treatment as capital leases.  The assets related to these leases have been capitalized and are included as components of property, plant and equipment as of April 30, 20XX and 20XX in the amount of $XX and $XX, respectively.

The Company leases operating facilities and equipment under operating leases with monthly payments varying to $XX.  Future minimum lease payments under these operating leases include the effect of escalation clauses, lease concessions and capital project funding, as applicable.  Future minimum lease payments are recognized on a straight-line basis over the minimum lease term.  Total rent expense under operating leases charged to operations was $XX, $XX and $XX in fiscal years ended April 30, 20XX, 20XX and 20XX, respectively.

In connection with this response to the Comment Letter, the Company acknowledges to you that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (802) 772-2241.

Sincerely,

/s/ John S. Quinn
John S. Quinn
Senior Vice President & Chief Financial Officer, Treasurer